Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (i) on Form S-8 (No. 333-126216) pertaining to the 2005 Employee Stock Purchase Plan and (ii) on Form S-8 (No. 333-118718) pertaining to the 2004 Non-Employee Directors’ Stock Option Plan, 2004 Stock Incentive Plan, Non-Employee Directors’ Deferred Stock Compensation Plan, and Individual Stock Option Agreements of Thermadyne Holdings Corporation of our reports dated August 2, 2006, with respect to the consolidated financial statements of Thermadyne Holdings Corporation, Thermadyne Holdings Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Thermadyne Holdings Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2005.

/s/ ERNST & YOUNG LLP
Ernst & Young LLP

St. Louis, Missouri
August 2, 2006